EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Year Ended December 31, 2009
Income from continuing operations before income taxes	$63,369

Fixed Charges:
Interest on long-term and short-term debt, including amortization of original issue discount and deferred financing costs	14,042
Interest element of rentals	4,034

Total fixed charges	18,076

Earnings before income taxes and fixed charges	81,445

Ratio of earnings to fixed charges	4.51